Exhibit 77M for AXP(R) Partners Series, Inc.

Merger of AXP Progressive Fund into AXP Partners Select Value Fund

On June 25, 2004, AXP Progressive Fund (the Selling Fund), a series of AXP Progressive Series, Inc. (the Selling Corporation), merged into AXP Partners Select Value Fund (the Buying Fund), a series of AXP Partners Series, Inc.(the Buying Corporation).

Board action: Board members of the Selling Corporation and the Buying Corporation, at meetings held on January 7-8, 2004, approved an Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the reorganization.

Shareholder approval: The shareholders of the Selling Fund approved an Agreement between the Selling Fund and the Buying Fund at a shareholder meeting held on June 9, 2004.

Terms of the Reorganization: Under the Agreement, the Selling Fund transferred all of its assets to the Buying Fund in exchange for Class A, B, C and Y shares of the Buying Fund. Those shares were distributed proportionately to the shareholders of the Selling Fund. The Buying Fund assumed the liabilities of the Selling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. American Express Financial Corporation agreed to bear the costs of effecting the Reorganization.